UNITED STATES

SECURITIES AND EXHANGE COMMISSION

WASHINGTON D.C.

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

Northsight Capital, Inc
(Name of Issuer)

Common Stock
(Title of Class of Securities)

66702 Q 203
(CUSIP Number)

John G. Nossiff, Esq.
The Nossiff Law Firm LLP
300 Brickstone Sq., St 201
Andover, MA 01810
(978) 409 2648
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 3, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 66702 Q 203
1.	Names of Reporting Persons Kae Yong Park
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	.
	(b)	.
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) .
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 69,030,000
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 69,030,000
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 69,030,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) .
13.	Percent of Class Represented by Amount in Row (11) 67.6%
14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer
Common Stock, $.0001 par value
Northsight Capital, Inc. 7740 East Evans Rd. Scottsdale, AZ 85260

Item 2.	Identity and Background

(a)

Kae Yong Park is an individual whose address is:

(b)

PO Box 14110

Scottsdale, AZ 85267

(c)

Kae Y. Park is not currently employed outside her home.

(d)

Kae Y. Park has not during the past 5 years been convicted in any criminal proceeding.

(e)

Kae Y. Park has not during the past 5 years been subject to a civil or judicial proceeding as a result of which he was or is subject to a judgment or final order enjoining violations of the securities laws or finding any violation of such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The reporting person originally transferred assets to the Issuer as consideration for the 78,500,000 shares of the Issuer’s common stock acquired by the reporting person and reported in her original Schedule 13D.

Item 4(a)-(j)

Purpose of Transaction

On June 23, 2014, the Issuer acquired certain assets from the reporting person. The Issuer issued 78,500,000 shares of the Issuer’s common stock to the reporting person as consideration for the assets it acquired from the reporting person.

Item 5.	Interest in Securities of the Issuer
A	Kae Yong Park Amount: 69,030,000 Percentage: 67.6%

B.	Sole Voting Power: 69,030,000
Shared Voting Power: 0
Sole Dispositive Power: 69,030,000

C

The reporting person gifted shares as follows: 100,000 shares to each of seven donees; 150,000 shares to each of four donees,  200,000 shares to one donee, and 2,000,000 shares to one donee, for an aggregate of 3,500,000 shares.

The reporting person sold shares as follows: (i) on September 19, 2014, 100,000 shares, 50,000 shares, 100,000 shares, 50,000 shares , 120,000 shares, and 250,000 shares, in each case at a price of $.10 per share; (ii) on September 25, 2014, 750,000 shares, at $.10 per share; (iii) on September 25, 2014, 100,000 shares, 200,000 shares, 500,000 shares, 125,000 shares, 200,000 shares, 200,000 shares, 100,000 shares, 100,000 shares, 800,000 shares, 100,000 shares, 200,000 shares, 400,000 shares, 50,000 shares and, 700,000 shares, in each case at a price of $.02 per share; (iv) on September 26, 2014,  125,000 shares,  at a price of $.10 per share and (v) on September 29, 2014,  400,000 shares  and 250,000 shares,  in each case at a price of $.10 per share.

These shares were sold primarily to existing shareholders of the reporting person in private transactions.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer N/A

Item 7.	Material to Be Filed as Exhibits
1.01 Asset Purchase Agreement dated May 2, 2014 between the Issuer and the Reporting Person filed with the Schedule 13D on July 10, 2014 and incorporated by this reference.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 3, 2014
Date
By: /s/ Kae Y. Park